

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 22, 2008

Mr. Ian Stuart
Interim President and Chief Executive Officer
Access Plans USA, Inc.
4929 West Royal Lane, Suite 200
Irving, Texas 75063

Re: Access Plans USA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed April 2, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 9, 2008
Form 8-K Filed May 16, 2008
File No. 1-15667

Dear Mr. Stuart:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Summary Results of Operations, page 44

1.   Your disclosure of net income before taxes excluding certain charges represents a non-GAAP measure subject to the disclosure requirements in Item 10(e) of Regulation S-K. As such, please revise your disclosure to identify this measure as a non-GAAP measure and to reconcile from this measure to net income calculated in accordance with GAAP. Also disclose why you believe presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and result of operations. To the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP financial measure.

Item 9A(T). Controls and Procedures, page 56

2.   Please revise your disclosure regarding changes to internal controls over financial reporting to identify *any* changes, not just *significant* changes, which occurred *during the most recent fiscal quarter* that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Refer to Item 308T(b) of Regulation S-K. In addition, please revise your disclosure to clarify how you concluded there were no changes in your internal controls over financial reporting despite your disclosures regarding the various additional control procedures you have implemented in recent periods.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

3.   In addition to presenting basic and diluted per-share amounts for income/loss from continuing operations and income/loss from discontinued operations, please revise to also disclose basic and diluted per-share amounts for net income/loss.

Consolidated Statements of Cash Flows, page F-6

4.   Please tell us in detail your basis in GAAP for classifying advanced agent commissions as investing as opposed to operating activities.   Refer, for guidance, to paragraphs 15 through 17 and 21 through 24 of SFAS 95. Additionally, please reconcile for us the amount shown here as "increase in advanced agent

commissions" to the change in the balance sheet account captioned "advanced agent commissions, net." We recognize that your acquisition of advanced agent commissions via business combinations will affect the reconciliation.

5.   Please tell us in detail your basis in GAAP for classifying unearned commissions received from insurance companies as financing as opposed to operating activities. Refer, for guidance, to paragraphs 18 through 24 of SFAS 95.

Note 2. Summary of Significant Accounting Policies, page F-7
Intangible Asset Valuation, page F-9

6.   We note that in the third quarter of fiscal 2007, you elected to change your annual goodwill impairment testing date. We view such change as a change in accounting principle under the provisions of SFAS 154. As such, please amend your filing to provide a preferability letter from your independent accountants concurring with your conclusion as to the preferability of the new accounting principle. Such letter should be filed as Exhibit 18. Please also refer your independent accountants to paragraph 16 of Codification of Auditing Standards Section 508 and tell us why the audit report does not include an explanatory paragraph that refers to the change in accounting principle.

Note 8. Goodwill and Other Intangible Assets, page F-16

7.   Please tell us your basis in GAAP for reclassifying $1.26 million of customer contract intangibles from an amortizing intangible to an indefinite lived intangible during fiscal 2006.

Note 16. Commitments and Contingencies, page F-25

8.   For each legal contingency discussed, please disclose whether an accrual for probable losses has been recorded. Additionally, to the extent it is reasonably possible you will incur losses in excess of recorded amounts, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts, or state that such an estimate cannot be made. Alternatively, if no amount of loss is believed to be reasonably possible, please state this in your disclosure.

Exhibits 31.1 and 31.2

9.   Please revise paragraph 4.d. of your certifications to read exactly as set forth in Item 601 of Regulation S-K. In this regard, ensure you add the parenthetical language that has been omitted.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

10.   Please address the comments above in your interim filing, as applicable.

Form 8-K filed May 16, 2008

11.   Please tell us how you have complied with the disclosure requirements in Regulation G with respect to your inclusion of various non-GAAP measures in the presentation included as Exhibit 99.1.

*   *   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ta Tanisha Meadows at (202) 551-3322, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Branch Chief